# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Appian Corporation, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001309192

## Reporting persons
- Matthew W. Calkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 28,994,207; shared voting power 0; sole dispositive power 28,994,207; shared dispositive power 0; aggregate amount beneficially owned 28,994,207 (39.2% of the class)

## Item 1. Issuer
Name of issuer: Appian Corporation
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, VA, 22102

## Item 2. Person Filing
Name of person filing: Matthew W. Calkins
Address of principal business office or, if none, residence:
Matthew W. Calkins
c/o Appian Corporation
7950 Jones Branch Drive
McLean, VA 22102
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 7, 2025: Mr. Calkins beneficially owned 1,778,327 shares of the Issuer's Class A Common Stock and 27,215,880 of the Issuer's Class B Common Stock, of which (i) 20,274,710 are indirectly beneficially owned and held by the Calkins Family LLC (the "Family LLC"), (ii) 6,941,070 are indirectly beneficially owned and held by Wallingford LLC ("Wallingford"), and (iii) 100 are shares of Class B Common Stock underlying options that are vested and exercisable within 60 days of February 7, 2025. Mr. Calkins is the managing member of each of the Family LLC and Wallingford. The Class B Common Stock is convertible at the holder's option into the Issuer's Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class: Based on (i) 42,938,701 shares of the Issuer's Class A Common Stock issued and outstanding and (ii) 31,090,085 shares of the Issuer's Class B Common Stock issued and outstanding, in each case, as of December 31, 2024, as reported by the Issuer to Mr. Calkins on February 7, 2025, and the information set forth in (a) above, Mr. Calkins beneficially held 39.2% of the Issuer's outstanding Common Stock, which represents 77.4% of the total voting power of the Issuer's outstanding Common Stock and 41.3% of the Issuer's outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Calkins as converted for purposes of computing this percentage).
Sole power to vote or to direct the vote: 28,994,207
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,994,207
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Matthew W. Calkins: /s/ Matthew W. Calkins, Matthew W. Calkins (02/07/2025)